UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  3)

General Moly, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

370373102

(CUSIP Number)

Keith L. Pope

Parr Brown Gee & Loveless

185 South State Street, Suite 800

Salt Lake City, UT 84111

(801) 532-7840

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. G.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370373102

1	Names of Reporting Persons. Hanlong (USA) Mining Investment, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 21,843,341

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 21,843,341

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,843,341

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 21.6%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 370373102

1	Names of Reporting Persons. Nelson Feng Chen

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 50,000

	8	Shared Voting Power 21,843,341

	9	Sole Dispositive Power 50,000

	10	Shared Dispositive Power 21,843,341

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,893,341

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.6%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 370373102

Item 1.	Security and Issuer

The name of the issuer is General Moly, Inc. (the “Issuer”) and the class of securities subject to this amended Schedule 13D is the Issuer’s common stock (the “Common Stock”).  The address of the Issuer’s principal executive office is 1726 Cole Boulevard, Suite 115, Lakewood, CO 80401.

Item 2.	Identity and Background

The names of the reporting persons are (i) Hanlong (USA) Mining Investment, Inc. (“Hanlong USA”), and (ii) Nelson Feng Chen.  Hanlong USA is a Delaware corporation, the principal business of which is investing in mining resources.  The address of both its principal business and its principal office is Unit 6303-04, 63/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.  Mr. Chen, a citizen of Australia, is the President and a Director of Hanlong USA, which is his principal occupation.  Mr. Chen’s business address is the same as the principal business address of Hanlong USA.  All of the voting and investment power with respect to the shares of the Common Stock held in the name of Hanlong USA has been delegated to Mr. Chen.  During the last five years, none of Hanlong USA, its executive officers or directors, including Mr. Chen, or the controlling persons of Hanlong USA has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of Hanlong USA, its executive officers or directors, including Mr. Chen, or the controlling persons of Hanlong USA has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it once or now subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information required by Item C of the General Instructions relating to the executive officers, the directors and the controlling persons of Hanlong USA is set forth on Appendix A hereto, which is incorporated herein by this reference.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction

Mr. Chen is a director of the Issuer.  On January 2, 2013, in accordance with the Issuer’s standard director compensation program, Mr. Chen was issued an annual equity grant of 15,000 fully vested shares of the Common Stock.  Hanlong USA disclaims beneficial ownership of these shares.  It is anticipated that Mr. Chen may be granted additional shares of the Issuer’s stock in future years under the terms of the director compensation program during the period that Mr. Chen remains a director of the Issuer.

CUSIP No. 370373102

As reported in a previous amendment to Schedule 13D, on October 26, 2012 Hanlong USA and the Issuer entered into a Subordinated Loan Agreement and an amendment to the Stockholder Agreement.  In connection with the execution of these agreements, Hanlong USA was granted a Warrant (the “Warrant”) to acquire up to 10,000,000 shares of the Common Stock of the Issuer at an exercise price of $4.23 per share.  The Warrant is exercisable at any time commencing April 26, 2013 and ending April 26, 2015.  This amendment is being filed to reflect that the Warrant is exercisable within 60 days and consequently Hanlong USA is deemed to be the beneficial owner of the shares subject to the Warrant.

Mr. Chen and Hanlong USA reserve the right to purchase shares of the Common Stock or to dispose of such shares in the open market, in privately negotiated transactions or in any other lawful manner in the future.

Item 5.	Interest in Securities of the Issuer

(a) and (b)                                       Hanlong USA and Mr. Chen share the power to vote, direct the vote, dispose and direct the disposition of 21,843,341 shares of the Common Stock, which represent 21.6% of the outstanding shares of the Common Stock.  Mr. Chen has sole power to vote, direct the vote, dispose and direct the disposition of an additional 50,000 shares of the Common Stock, which represent less than 0.1% of the outstanding shares of the Common Stock.  Hanlong USA disclaims any beneficial ownership in the 50,000 shares of the Common Stock held by Mr. Chen.

(c)                                  See Item 4 above.

(d)                                 No one other than Mr. Chen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by Mr. Chen.  No one other than Hanlong USA is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by Hanlong USA and, subject to voting and dispositive power, by Mr. Chen.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the initial acquisition by Hanlong USA of the shares of the Common Stock pursuant to the Securities Purchase Agreement, dated as of March 4, 2010, by and between the Issuer and Hanlong USA (the “Purchase Agreement”), the Issuer and Hanlong USA entered into a Stockholder Agreement (the “Stockholder Agreement”).  The Stockholder Agreement imposes limits on acquisitions and dispositions by Hanlong USA, or any entity related to Hanlong USA, of shares of the Common Stock; prohibits certain actions by Hanlong USA, or any entity related to Hanlong USA, relating to the Common Stock; and requires that the shares of the Common Stock held in the name of Hanlong USA be voted in a certain manner.

CUSIP No. 370373102

On October 26, 2012 Hanlong USA and the Issuer entered into a Subordinated Loan Agreement and an amendment to the Stockholder Agreement.  In connection with the execution of these agreements, Hanlong USA was granted the Warrant.  The Warrant is exercisable at any time commencing April 26, 2013 and ending April 26, 2015.  The shares subject to the Warrant are now deemed to be beneficially owned by Hanlong USA.

Other than the Purchase Agreement and the Stockholder Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits

7(a).                       Agreement relating to group filing (1)

7(b).                       Securities Purchase Agreement dated as of March 4, 2010, by and between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc.  (2)

7(c).                        Amendment No. 1 to Securities Purchase Agreement, dated as of July 30, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (3)

7(d).                       Amendment No. 2 to Securities Purchase Agreement, dated as of October 26, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc.  (4)

7(e).                        Amendment No. 3 to Securities Purchase Agreement, dated as of December 20, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc.  (5)

7(f).                         Stockholder Agreement, dated as of December 20, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (6)

7(g).                        Loan Contract with Export-Import Bank of China (7)

7(h).                       Amendment No. 4 to Securities Purchase Agreement, dated July 7, 2011, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (8)

7(i).                           Amendment No. 5 and Notice Pursuant to Securities Purchase Agreement, dated June 14, 2012, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (9)

7(j).                          Amendment No. 1 to Stockholder Agreement of General Moly, Inc. dated October 26, 2012 (10)

CUSIP No. 370373102

7(k). Common Stock Purchase Warrant dated October 20, 2012 (11)

(1)                                 Filed herewith.

(2)                                 Previously filed as Annex B to General Moly, Inc.’s Schedule 14A, Definitive Proxy Statement, as filed with the Commission on April 6, 2010.

(3)                                 Previously filed as Exhibit 10.1 to General Moly, Inc.’s Current Report on Form 10-Q for the quarter ended September 30, 2010, as filed with the Commission on October 29, 2010.

(4)                                 Previously filed as Exhibit 10.3 to General Moly, Inc.’s Amendment No. 1 to Form S-3, as filed with the Commission on November 23, 2010.

(5)                                 Previously filed as Exhibit 7(e) to Hanlong USA’s Schedule 13D, as filed with the Commission on December 30, 2010.

(6)                                 Previously filed as Exhibit 10.1 to General Moly, Inc.’s Form 8-K, as filed with the Commission on December 22, 2010.

(7)                                 Previously filed as Exhibit 7(g) to Hanlong USA’s Schedule 13D, as filed with the Commission on December 30, 2010.

(8)                                 Previously filed as Exhibit 10.1 to General Moly, Inc.’s Form 8-K, as filed with the Commission on July 13, 2011.

(9)                                 Previously filed as Exhibit 10.1 to General Moly, Inc.’s Form 8-K, as filed with the Commission on June 15, 2012.

(10)                          Previously filed as Exhibit 10.3 to General Moly, Inc.’s Form 8-K, as filed with the Commission on October 31, 2012.

(11)                          Previously filed as Exhibit 10.2 to General Moly, Inc.’s Form 8-K, as filed with the Commission on October 31, 2012.

CUSIP No. 370373102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HANLONG (USA) MINING INVESTMENT, INC.

4 March 2013	By:	/s/ NELSON FENG CHEN
Date		NELSON FENG CHEN
	Its:	President

4 March 2013	/s/ NELSON FENG CHEN
Date	NELSON FENG CHEN

CUSIP No. 370373102

EXHIBIT INDEX

Exhibit	Description

7(a).	Agreement relating to group filing (1)

7(b).	Securities Purchase Agreement dated as of March 4, 2010, by and between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (2)

7(c).	Amendment No. 1 to Securities Purchase Agreement, dated as of July 30, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (3)

7(d).	Amendment No. 2 to Securities Purchase Agreement, dated as of October 26, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (4)

7(e).	Amendment No. 3 to Securities Purchase Agreement, dated as of December 20, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (5)

7(f).	Stockholder Agreement, dated as of December 20, 2010, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (6)

7(g).	Loan Contract with Export-Import Bank of China (7)

7(h).	Amendment No. 4 to Securities Purchase Agreement, dated July 7, 2011, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (8)

7(i).	Amendment No. 5 and Notice Pursuant to Securities Purchase Agreement, dated June 14, 2012, between General Moly, Inc. and Hanlong (USA) Mining Investment, Inc. (9)

7(j).	Amendment No. 1 to Stockholder Agreement of General Moly, Inc. dated October 26, 2012 (10)

7(k).	Common Stock Purchase Warrant dated October 20, 2012 (11)

(1)                                 Filed herewith.

(2)                                 Previously filed as Annex B to General Moly, Inc.’s Schedule 14A, Definitive Proxy Statement, as filed with the Commission on April 6, 2010.

(3)                                 Previously filed as Exhibit 10.1 to General Moly, Inc.’s Current Report on Form 10-Q for the quarter ended September 30, 2010, as filed with the Commission on October 29, 2010.

(4)                                 Previously filed as Exhibit 10.3 to General Moly, Inc.’s Amendment No. 1 to Form S-3, as filed with the Commission on November 23, 2010.

CUSIP No. 370373102

(5)                                 Previously filed as Exhibit 7(e) to Hanlong USA’s Schedule 13D, as filed with the Commission on December 30, 2010.

(6)                                 Previously filed as Exhibit 10.1 to General Moly, Inc.’s Form 8-K, as filed with the Commission on December 22, 2010.

(7)                                 Previously filed as Exhibit 7(g) to Hanlong USA’s Schedule 13D, as filed with the Commission on December 30, 2010.

(8)                                 Previously filed as Exhibit 10.1 to General Moly, Inc.’s Form 8-K, as filed with the Commission on July 13, 2011.

(9)                                 Previously filed as Exhibit 10.1 to General Moly, Inc.’s Form 8-K, as filed with the Commission on June 15, 2012.

(10)                          Previously filed as Exhibit 10.3 to General Moly, Inc.’s Form 8-K, as filed with the Commission on October 31, 2012.

(11)                          Previously filed as Exhibit 10.2 to General Moly, Inc.’s Form 8-K, as filed with the Commission on October 31, 2012.

Exhibit 7(a)

CUSIP No. 370373102

AGREEMENT

The undersigned agree that this amended Schedule 13D relating to shares of the common stock of General Moly, Inc. shall be filed jointly on behalf of each of the undersigned.

HANLONG (USA) MINING INVESTMENT, INC.

4 March 2013	By:	/s/ NELSON FENG CHEN
Date		NELSON FENG CHEN
	Its:	President

4 March 2013	/s/ NELSON FENG CHEN
Date	NELSON FENG CHEN

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CUSIP No. 370373102

APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS AND CONTROLLING PERSONS OF

HANLONG (USA) MINING INVESTMENT INC. (“Hanlong USA”)

Name/Title

Business Address

Citizenship

Nelson Feng Chen, President and Director of Hanlong USA; Director of Hanlong Resources	Unit 6303-04, 63/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong	Australia
Han Liu, Director of Hanlong USA and Hanlong Resources and Director and Controlling Person of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	Hong Kong
Hanlong Resources Limited (“Hanlong Resources”), Parent of Hanlong USA	Unit 6303-04, 63/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong	Hong Kong
Bo Yang, Director of Hanlong Resources	Unit 6303-04, 63/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong	Australia
Sichuan Hanlong Group Co., Ltd (“Sichuan”), Parent of Hanlong Resources	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China
Xiaoping Liu, Director, Vice Chairman and Controlling Person of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China
Guoqing Lou, Director and Controlling Person of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China
YiFan Liu, Vice President of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China
Geng Liu, Vice President of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China
Xue Yang, Vice Chairman of Sichuan	20 F Hongda Building, 2 Jinli East Road, ChengDu, Sichuan China	China

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